SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SECOND QUARTER 2007 CONSOLIDATED RESULTS

July 20, 2007 – VIVO Participações S.A. announces today its consolidated results for the second quarter 2007 (2Q07) and for year 2007. The Company’s operating and financial information, except as otherwise indicated, is presented in Brazilian reais in accordance with Brazilian Corporate Law.

Vivo’s 2Q07 figures reflect the results of the work developed towards resumption of  profitable growth goal. The company’s decision to offer CDMA/EV-DO and GSM/EDGE technologies to its customers enhances the strategy adopted in the implementation of the new network and the adequate time for repositioning Vivo with its campaign “Vivo. Sinal de Qualidade".

Quotation
07/19/2007

Per Share
ON - VIVO3 - R$   15.30
PN - VIVO4 - R$    9.59
ADR – VIV – US$  5.14

Capital Stock
06/30/2007

Free Float- ON Share       10.7%
Free Float- PN Share        52.0%
Total Free Float:              36.9%
Treasury Shares                0.3%
Controlling Group             62.8%
Tot. of ON shares    524,931,665
Tot. of PN shares     917,186,080

Stock performance over
2Q07

 2Q07 Database

Daily avrg. Volume         R$ 26 mm
Vivo ON Upside                  (2.0)%
Vivo PN Upside                   34.5%
Change Ibovespa                18.7%
Change ITEL                      23.8%

HIGHLIGHTS

  Increase in the customer base, with the addition of 1,210 thousand customers in the quarter, with emphasis on the Mothers’ Day and Valentines’ Day campaigns;

  GSM has already exceeded 3.3 million handsets sold;

  Authorization area and domestic market leadership;

  Nationwide digital coverage and a broad portfolio of solutions in GSM/EDGE and CDMA/EV-DO technologies;

  Implementation of the new bill format for Post-paid customers, making understanding of invoices easier;

  A large distribution network with 338 thousand points of sale for credit recharge;

  Continued success of “Vivo Escolha” plans, which have allowed an increase in retention of existing customers and addition of new customers;

  Service Revenue of R$2,647.8 million and EBITDA of R$ 634.2 million in  2Q07, an increase of 107.0% over 2Q06;

  EBITDA Margin of 21.0% in 2Q07 is 9.2 percentile points higher than the margin recorded in the same quarter of last year.  By eliminating the effects of termination of the partial Bill&Keep system, the EBITDA margin would be 23.5% compared to 16.2% recorded in 2Q06;

  The provision for bad debt was R$ 101.2 million in the quarter, representing 2.3% of the gross revenue, a reduction of 70.1% in relation to 2Q06;
  The operating cash flow plus the change in working capital increased R$434.3 million in the year;

  The net debt in the amount of R$3,336.3 million remained almost stable in 2Q07 and represents a reduction of 23.0% in relation to the same period of last year;

  The ANATEL approved the adjustment to VUM, which is expected to be around 2% and will positively impact on the interconnection services revenue.

Basis for presentation of results
Figures disclosed are subject to differences, due to rounding-up procedures. Some information disclosed for 1Q07 and 2Q06 was re-classified, as applicable. Vivo’s accounting criteria kept stable.

HIGHLIGHTS
						Accum
R$ million	2 Q 07	1 Q 07	Δ%	2 Q 06	Δ%	2007	2006	Δ%

Net operating revenue	3,021.0	2,850.8	6.0%	2,598.3	16.3%	5,871.8	5,175.3	13.5%
Net service revenues	2,647.8	2,609.3	1.5%	2,184.1	21.2%	5,257.1	4,445.8	18.2%
Net handset revenues	373.2	241.5	54.5%	414.2	-9.9%	614.7	729.5	-15.7%
Total operating costs	(2,386.8)	(2,093.8)	14.0%	(2,292.0)	4.1%	(4,480.6)	(4,151.9)	7.9%
EBITDA	634.2	757.0	-16.2%	306.3	107.1%	1,391.2	1,023.4	35.9%
EBITDA Margin (%)	21.0%	26.6%	-5.6 p.p.	11.8%	9.2 p.p.	23.7%	19.8%	3.9 p.p.
Depreciation and amortization	(602.2)	(571.0)	5.5%	(606.2)	-0.7%	(1,173.2)	(1,197.9)	-2.1%
EBIT	32.0	186.0	-82.8%	(299.9)	n.a.	218.0	(174.5)	n.a.
Net income	(112.8)	(19.3)	484.5%	(493.1)	-77.1%	(132.1)	(672.4)	-80.4%

Capex	337.3	235.4	43.3%	337.9	-0.2%	572.7	619.2	-7.5%
Capex over net revenues	11.2%	8.3%	2.9 p.p.	13.0%	-1.9 p.p.	9.8%	12.0%	-2.2 p.p.
Operating cash flow	296.9	521.6	-43.1%	(31.6)	n.a.	818.5	404.2	102.5%
Change in working capital	(159.3)	(224.9)	-29.2%	249.1	n.a.	(384.2)	(300.3)	27.9%

Customers (thousand)	30,240	29,030	4.2%	28,525	6.0%	30,240	28,525	6.0%
Net additions (thousand)	1,210	(23)	n.a.	(1,613)	n.a.	1,187	(1,280)	n.a.

                                    Operating Cash Flow

Operating cash flow (EBITDA-CAPEX) of R$ 296.9 million in the quarter, reversing the negative result in relation to 2Q06. When compared to 1Q07, it recorded a reduction of 43.1%, which, added to the change in working capital, generated R$ 137.6 million in the quarter, which is less than the figure recorded for the same period of the previous year, which was R$ 217.5 million. It must be reminded that the TFF (Fistel Fee) was paid in 2Q07, which impacted such result. The year-to-date operating cash flow plus the change in current assets recorded R$ 434.3 million, which represents 3 times the amount recorded for the same period of the previous year.

                                    Capital Expenditures (CAPEX)

GSM/EDGE Network already covers 2,250 municipalities.

The necessary activities for the GSM/EDGE overlay continued in this quarter, with 76% of the total CapEx estimated in the initial project having been invested up to the moment. A total of R$ 337.3 million were invested in 2Q07, which were intended for maintenance of networks and systems quality, expansion of coverage and terminals into the corporate segment, among other things. The 2Q07 CapEx represented 11.2% over the net revenue. The year-to-date invested total was R$ 572.7 million.

CAPEX - VIVO
R$ million				Accum
	2 Q 07	1 Q 07	2 Q 06	2007	2006

Network	190.3	98.1	139.6	288.4	231.7
Technology / Information System	46.3	43.8	87.6	90.1	173.5
Other	100.7	93.5	110.7	194.2	214.0
Total	337.3	235.4	337.9	572.7	619.2

% Net Revenues	11.2%	8.3%	13.0%	9.8%	12.0%

CONSOLIDATED OPERATING PERFORMANCE - VIVO
	2 Q 07	1 Q 07	Δ%	2 Q 06	Δ%

Total number of customers (thousand)	30,240	29,030	4.2%	28,525	6.0%
Market Share (*)	37.3%	37.4%	-0.1 p.p.	40.4%	-3.1 p.p.
Net additions (thousand)	1,210	(23)	n.a.	(1,613)	n.a.
Market Share of net additions (*)	34.7%	-1.8%	36.5 p.p.	-171.2%	205.9 p.p.
Market penetration	58.3%	56.0%	2.3 p.p.	51.5%	6.8 p.p.

SAC (R$)	107	100	7.0%	128	-16.4%

Monthly Churn	2.3%	2.6%	-0.3 p.p.	4.6%	-2.3 p.p.
ARPU (in R$/month)	29.9	30.0	-0.3%	24.1	24.1%
ARPU Outgoing	83.3	83.7	-1.4%	70.9	41.2%
ARPU Inbound	16.7	16.8	0.6%	12.8	12.5%
Total MOU (minutes)	77	75	2.7%	67	14.9%
MOU Outgoing	43	42	-2.8%	34	-2.8%
MOU Inbound	214	209	7.7%	199	35.5%

Employees	5,494	5,735	-4.2%	5,769	-4.8%

(*) source: Anatel

                                OPERATING HIGHLIGHTS

Handset portfolios, better quality of service rendered and GSM contributed towards reversing the net gain percentage.
  The company recorded 30,240 thousand customers in the end of the quarter, up 4.2% over 1Q07 and 6.0% over the same period of the previous year, which reflects the results obtained from the Mothers’ Day and Valentines’ Day campaigns and the progressive increase in sales of GSM handsets, which have already exceeded 3.3 million handsets.

  Net additions in 2Q07 totaled 1,210 thousand new customers, with a market share of net additions of 34.7% in its coverage area, strongly increasing its market share and keeping its market leadership both in its operational area and in the national market. It must be pointed out that 84% of total activations correspond to the GSM tecnhology. This steady and consistent growth is a result of Vivo’s positioning as the “Best Signal” and best choice in its class of services. Confirming the mentioned positioning, in the post-paid segment the company recorded 63% growth in the high end segment in the quarter.

  In the same manner, the ARPU remained stable at R$ 29.9, even though in a period of intense growth of the customer base, which also evidences the quality of Vivo’s present customer base.

  The company has continued to place its focus on capturing and keeping high and medium value customers, maintaining rationality and searching for positive results in each campaign and commercial action.

SAC of R$107 even during the time of the strongest selling efforts in the Mothers’ Day and Valentines’ Day campaigns.
  SAC in the second quarter 2007 was R$ 107, against R$ 100 in 1Q07. Such increase is a result of enhanced selling efforts and “entry barriers” implemented in the period, besides increased advertising expenses due to the Mothers’ Day campaign, the second largest campaigns in the year, and the Valentines’ Day campaign. When compared to 2Q06, the 16.4% reduction was due to the R$/US$ exchange rate variation and reduction in the Dollar cost of handsets sold, which reflects on the CMV (cost of goods sold), allowing, consequently, a lower acquisition cost.

“Better signal”, a result of the constant improvement in service quality. New Bill for post-paid customers
  Churn of 2.3% in the quarter, with a reduction of 0.3 percentile points in relation to the previous quarter. The value segment, represented by “premium” customers, was maintained under strict control with specific actions aiming at retaining and capturing customers. In relation to 2Q06, the reduction of 2.3 percentile points is due to the adjustment effected in the customer base in the second quarter of 2006.
  By reassuring its commitment to keep a transparent relationship and to show respect towards its customers, Vivo launched a new format of bill for services rendered to post-paid customers. The bill now show better information and details on a most didactic basis, allowing better indicators and service level to be obtained.

ON-NET traffic increase through specific campaigns. Growth in the total outgoing traffic. ARPU remained stable at R$30 due to quality improvement
  The blended MOU was 2.7% higher than in 1Q07 and 14.9% higher than in 2Q06. The outgoing MOU increased by 35.5% in relation to 2Q06 and 7.7% in relation to 1Q07. In addition to the above mentioned factors, such growth was due to the campaigns for stimulating use for the prepaid segment, adoption of new service plans and segmented campaigns. The incoming traffic, which is several markets records a decreasing trend, in the case of Vivo has remained stable along the last quarters.

  The total traffic recorded a 3.9% growth in 2Q07 in relation to 1Q07, emphasizing both the growth in the outgoing traffic and the stability in the incoming traffic. Considering only the outgoing traffic, the increase was 7.9%. In the comparison between 2Q07 and 2Q06, the total traffic increased by 12.8% and considering only the outgoing traffic the increase is 30.5%. The incoming traffic stability arises mainly from the increase in the off-net mobile-mobile and long-distance traffic, showing each time more the increase in mobile access as a means of personal communication, offsetting the trend of decrease in the fixed-mobile traffic market.

  The blended ARPU recorded the amount of R$ 29.9 in 2Q07, remaining almost stable in relation to the previous quarter. When compared to 2Q06, it shows an increase of 24.1%. Vivo continued its active and passive re-adequacy policy of the service plans of its customers, seeking to improve loyalty of customer base specially in high end value segment and capturing value customers in the market. The “Vivo Escolha” plans were responsible for improving Vivo’s service competitiveness. Following the trend mentioned for the MOU, the outgoing ARPU increased by 12.5% over 2Q06. By eliminating the effects of termination of the partial Bill&Keep system, the blended ARPU in 2Q07 would record 7.5% increase in relation to 2Q06.

FINANCIAL REVENUES (EXPENSES) - VIVO
	According to Corporate Law
						Accum
R$ million	2 Q 07	1 Q 07	Δ%	2 Q 06	Δ%	2007	2006	Δ%
Financial Revenues	38.8	58.2	-33.3%	52.1	-25.5%	97.0	177.5	-45.4%
Other financial revenues	38.8	58.2	-33.3%	52.1	-25.5%	97.0	177.5	-45.4%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	0.0	n.a.	0.0	0.0	n.a.
Financial Expenses	(162.4)	(185.4)	-12.4%	(259.4)	-37.4%	(347.8)	(571.3)	-39.1%
Other financial expenses	(101.9)	(109.8)	-7.2%	(157.6)	-35.3%	(211.7)	(320.1)	-33.9%
Gains (Losses) with derivatives transactions	(60.5)	(75.6)	-20.0%	(101.8)	-40.6%	(136.1)	(251.2)	-45.8%
Exchange rate variation / Monetary variation	(0.8)	8.5	n.a.	(6.3)	-87.3%	7.7	(6.0)	n.a.
Net Financial Income	(124.4)	(118.7)	4.8%	(213.6)	-41.8%	(243.1)	(399.8)	-39.2%

                               RECEITA OPERACIONAL

Consistent growth in the revenue from the outgoing traffic

Service revenue grew 21.2%, increasing the total net revenue by 16.3% in relation to 2Q06, recording R$ 3,021.0 million in the quarter. In relation to 1Q07, the total net revenue grew by of 6.0%, especially due to the increase in the revenue from sales of handsets. By eliminating the effects of the partial Bill&Keep in the 2Q07, the net service revenue would still record an increase of 4.9% in 2Q07 over 2Q06.

The increase of 9.9% in “subscription and usage revenue”, when compared to 2Q06, is mainly due to the increase in the total outgoing revenue, which was impacted by the growth in the total outgoing traffic, by the incentive to usage and promotions and, especially, by the launching of the “Vivo Escolha” plans, as above commented, which 50% of the individual post-paid customer base have already adopted, which plans, besides stimulating usage and loyalty, also increase profitability and customer satisfaction, thus generating a most advantageous cost-benefit relation. When compared to 1Q07, there was 3.0% increase in the subscription and usage revenue, as result of customer base increase and incentive to usage with segmented campaigns. Also contributed to such growth the 29% increase in the volume of recharges in 2Q07 over 2Q06, which was possible due to the existence of a large distribution channels with more than 338 thousand charge points.

More than 200 thousand customers with mobile internet access.

Data revenue plus SVA’s accounted for 7.9% of the service revenue in 2Q07, a 15.0% increase over 2Q06. In the comparison between 2Q07 and 1Q07, it remained almost stable. Data Revenue plus SVA’s have had a sustained growth due to actions that stimulate usage of the present services (such as SMS, VIVO AVISA, Voice Mail and Voice Portal), with the continuous increase of our offer in the WAP, in contents and game downloads (inclusion of new and relevant partners), with VIVO ZAP solutions (EV-DO PMCIA and USB boards) and with the launching of innovative products and services (such as complete song downloading in VIVO PLAY), in addition to no-charge for download traffic (upon selection of already charged services) and navigation of applications, allowing more clear communication of price to consumers. Vivo is a pioneer in this action, confirming its commitment and respect to customers and its belief on the adoption of this service.

OPERATING COSTS - VIVO
	According to Corporate Law
						Accum
R$ million	2 Q 07	1 Q 07	Δ%	2 Q 06	Δ%	2007	2006	Δ%
Personnel	(165.0)	(173.7)	-5.0%	(155.3)	6.2%	(338.7)	(311.0)	8.9%
Cost of services rendered	(758.6)	(716.4)	5.9%	(418.2)	81.4%	(1,475.0)	(852.2)	73.1%
Leased lines	(58.3)	(53.7)	8.6%	(57.0)	2.3%	(112.0)	(116.4)	-3.8%
Interconnection	(388.1)	(365.0)	6.3%	(37.1)	946.1%	(753.1)	(77.0)	878.1%
Rent/Insurance/Condominium fees	(54.9)	(49.3)	11.4%	(51.7)	6.2%	(104.2)	(101.6)	2.6%
Fistel and other taxes and contributions	(120.0)	(126.9)	-5.4%	(132.1)	-9.2%	(246.9)	(268.2)	-7.9%
Third-party services	(116.3)	(97.3)	19.5%	(89.4)	30.1%	(213.6)	(182.9)	16.8%
Others	(21.0)	(24.2)	-13.2%	(50.9)	-58.7%	(45.2)	(106.1)	-57.4%
Cost of goods sold	(548.5)	(351.5)	56.0%	(546.8)	0.3%	(900.0)	(979.4)	-8.1%
Selling expenses	(728.3)	(619.3)	17.6%	(1,002.4)	-27.3%	(1,347.6)	(1,713.7)	-21.4%
Provision for bad debt	(101.2)	(107.4)	-5.8%	(338.7)	-70.1%	(208.6)	(499.7)	-58.3%
Third-party services	(596.7)	(478.2)	24.8%	(622.8)	-4.2%	(1,074.9)	(1,139.4)	-5.7%
Others	(30.4)	(33.7)	-9.8%	(40.9)	-25.7%	(64.1)	(74.6)	-14.1%
General & administrative expenses	(161.6)	(145.8)	10.8%	(145.5)	11.1%	(307.4)	(274.5)	12.0%
Third-party services	(137.9)	(119.6)	15.3%	(113.8)	21.2%	(257.5)	(217.1)	18.6%
Others	(23.7)	(26.2)	-9.5%	(31.7)	-25.2%	(49.9)	(57.4)	-13.1%
Other operating revenue (expenses)	(24.8)	(87.1)	-71.5%	(23.8)	4.2%	(111.9)	(21.1)	430.3%
Operating revenue	80.0	64.4	24.2%	58.2	37.5%	144.4	130.6	10.6%
Operating expenses	(105.1)	(143.7)	-26.9%	(75.9)	38.5%	(248.8)	(143.1)	73.9%
Other operating revenue (expenses)	0.3	(7.8)	n.a.	(6.1)	n.a.	(7.5)	(8.6)	-12.8%
Total costs before depreciation / amortization	(2,386.8)	(2,093.8)	14.0%	(2,292.0)	4.1%	(4,480.6)	(4,151.9)	7.9%
Depreciation and amortization	(602.2)	(571.0)	5.5%	(606.2)	-0.7%	(1,173.2)	(1,197.9)	-2.1%
Total operating costs	(2,989.0)	(2,664.8)	12.2%	(2,898.2)	3.1%	(5,653.8)	(5,349.8)	5.7%

                                  OPERATING EXPENSES

Strict control over manageable costs.

The growth of 6.2% in Human Resources  in 2Q07 over 2Q06 is due to the adjustment provided for the Collective Union Agreement in November 2006 and to severance payments arising out of a reduction in the labor count.
The reduction of 5.0% in Human Resources in 2Q07 over 1Q07 is due to the decrease in severance payments and the adequacy in the labor count.

By eliminating the effects of termination of the B&K program, the services costs would remain stable in relation to 2Q06.

The increase of 81.4% in the cost of services rendered in 2Q07, when compared to 2Q06, is due to the 946.1% increase in interconnection costs arising out of the termination of the partial Bill&Keep system, in addition to the increase in expenses with third-party services, especially public utilities. Such increase is partially offset by a reduction in Fistel fee and other contributions, in addition to a reduction in losses arising out of roaming. When compared to 1Q07, there was an increase by 5.9%, due to the same reasons above, however with less intensity. By eliminating the effects of the partial Bill & Keep system, the cost of services in 2Q07 would remain stable in relation to 2Q06.

The cost of goods sold increased by 56.0% over 1Q07, especially due to an increased number of gross activations which accounted for 47.3% growth and remained stable in relation to 2Q06, even though with more intense selling activity, as a result of the foreign exchange rate variation and the sales of GSM handsets at lower purchase prices. In 2Q07, the Company carried out several actions with the purpose of capturing new customers and also ensuring loyalty of its existing customer base, which resulted in an increased number of additions, Churn reduction, as well as launching of GSM handsets.

In 2Q07, selling expenses decreased by 27.3% in relation to 2Q06, as a result of the reduction in expenses with provision for bad debt and third-party expenses, especially sales commissions and public utilities. When compared to 1Q07, the 17.6% increase reflects the repositioning actions with an increase in advertising, commissions, outsourced labor and client care expenses, offset by a reduction in the provision for bad debt and public utilities.

5.8% reduction in the PDD in relation to the previous quarter.

The Provision for Bad Debt – PDD in 2Q07 was of R$ 101.2 million, representing 2.3% of the total gross revenue, a 70.1% reduction in relation to the same period of the previous year, which was R$ 338.7 million, representing 9.0% of the gross revenue. The second quarter of 2006 was impacted by an incremental PDD of R$ 161.5 million due to the migration of customers to new systemic platforms, which caused a delay in the issuance of invoices in the post-implementation period, in addition to application of collection rules, creating difficulties for customers when paying accrued amounts. Should we eliminate such incremental value, even though the PDD would record a 42.9% reduction in relation to 2Q06. This result evidences the strict control exercised over new customers obtained with the year-end campaigns and on accounts receivable. When compared to 1Q07, the PDD also recorded a reduction of 0.4 percentile point on the total gross revenue.

General and administrative expenses increased by 11.1% in 2Q07 in relation to 2Q06, due to the increase in expenses with third-party services, especially technical assistance due to technology transfer, legal and other expenses, partially offset by a reduction in expenses with regular services due to efficiency gains as a result of  the conclusion of the systemic (TI and SI) platforms unification project, public utilities, as well as reduction in other expenses with materials and rental, insurance and condominium fees. When compared to 1Q07, it recorded a 10.8% growth, due to the increase in technical assistance and other expenses, positively impacted by the reduction in expenses with rental, insurance and condominium fees and plant maintenance and conservation services.

Other Operating Revenue / Expenses recorded an expense of R$ 24.8 million. The 71.5% drop in relation to 1Q07 arises from the reduction in the provision for contingencies, in addition to the increase in the revenue from recovered expenses and commercial incentives. When compared to 2Q06, the 4.2% increase in the variation is mainly due to an increase in expenses referring to taxes, duties and contributions and in the provision for contingencies, almost fully offset by the increase in the revenue from recovered expenses and commercial incentives.

                                 EBITDA

EBITDA margin of 21.0% in the quarter, reflecting the commercial activity in the period.

The EBITDA (earnings before interests, taxes, depreciation and amortization) in 2Q07 was R$ 634.2 million, an increase of 107.1% in relation to 2Q06, resulting in an EBITDA Margin of 21.0%. When compared to 1Q07, the EBITDA recorded a 16.2% reduction, this performance reflects the commercial activity in the period, which resulted in a significant increase in the customer base. By eliminating the effects of the termination of the partial Bill&Keep system, the EBITDA would be in the amount of R$ 626.3 million or a margin of 23.5% in 2Q07. Such result was mainly due to the increase in the revenue due to the increase in the customer base and to the strict control of expenses, even though considering the number of additions and the sustainable growth. The stability in the cost of goods sold also contributed to such increase, explained by the sales of GSM handsets at lower acquisition cost.

                                 DEPRECIATION AND AMORTIZATIN

Depreciation and amortization expenses remained stable in relation to 2Q06 and grew by 5.5% in relation to 1Q07, which result was due to the activation of new handsets. In the comparison of the year-to-date figures for 2007 and 2006, the evolution has remained stable.

FINANCIAL REVENUES (EXPENSES) - VIVO
	According to Corporate Law
						Accum
R$ million	2 Q 07	1 Q 07	Δ%	2 Q 06	Δ%	2007	2006	Δ%
Financial Revenues	38.8	58.2	-33.3%	52.1	-25.5%	97.0	177.5	-45.4%
Other financial revenues	38.8	58.2	-33.3%	52.1	-25.5%	97.0	177.5	-45.4%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	0.0	n.a.	0.0	0.0	n.a.
Financial Expenses	(162.4)	(185.4)	-12.4%	(259.4)	-37.4%	(347.8)	(571.3)	-39.1%
Other financial expenses	(101.9)	(109.8)	-7.2%	(157.6)	-35.3%	(211.7)	(320.1)	-33.9%
Gains (Losses) with derivatives transactions	(60.5)	(75.6)	-20.0%	(101.8)	-40.6%	(136.1)	(251.2)	-45.8%
Exchange rate variation / Monetary variation	(0.8)	8.5	n.a.	(6.3)	-87.3%	7.7	(6.0)	n.a.
Net Financial Income	(124.4)	(118.7)	4.8%	(213.6)	-41.8%	(243.1)	(399.8)	-39.2%

Reduction in financial expenses by 41.8% in 2Q07 over 2Q06.

VIVO’s net financial expense in 2Q07 remained almost stable in relation to 1Q07. The R$ 5.7 million increase due to expenses related to CPMF (tax over financial transactions) which impacted over the R$ 420 million Fistel payment at the beginning of the second quarter. In the comparison of 2Q07 over 2Q06, there was a reduction of R$ 89.2 million in the net financial expense due to decrease in net debt, increase in operating cash flow generation and restructuring of financial liabilities, besides a reduction in interest rates in the period (3.58% in 2Q06 and 2.89% in 2Q07).

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen	Total
Financial institutions	1,758.5	107.4	17.2	1,118.6	693.3	3,695.0
Fixcel – TCO’s Acquisition	10.7	-	-	-	-	10.7
Total	1,769.2	107.4	17.2	1,118.6	693.3	3,705.7
Exchange rate used	0.0	1.964551	0.036895	1.9262	0.015663

Payment Schedule - Long Term
2008	505.1	9.5	1.5	232.5	472.8	1,221.4
as from 2008	1,202.2	47.6	7.6	-	-	1,257.4
Total	1,707.3	57.1	9.1	232.5	472.8	2,478.8

NET DEBT - VIVO
	Jun 30.07	Mar 31. 07	Jun 30.06
Short Term	1,226.9	1,283.4	1,861.7
Long Term	2,478.8	2,773.8	2,824.7
Total debt	3,705.7	4,057.2	4,686.4
Cash and cash equivalents	(955.2)	(1,241.6)	(644.0)
Derivatives	585.8	489.5	291.5
Net Debt	3,336.3	3,305.1	4,333.9

(*) BNDES long term interest rate unit

(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Reduction in net debt by 23.0% in the year-to-year comparison and by 20.9% in gross debt.

On June 30, 2007, VIVO’s debts related to loans and financing amounted to R$ 3,705.7 million (R$ 4,057.2 million at March 31, 2007), 49% of which is denominated in foreign currency. The Company has executed exchange rate hedging contracts thus protecting 100% of its financial debt against foreign exchange volatility, so that the final cost (debt and swap) is Reais-referenced. Additionally, the Company has entered into swap transactions – CDI x Pre, in order to partially protect it against fluctuations in domestic interest rates. Covered transactions totaled R$ 2,274.0 million. (R$ 871.0 million at March 31, 2007). This debt was offset by the Company’s available cash and financial investments (R$ 955,2 million) and by derivative assets and liabilities (R$ 585.8 million payable) resulting in a net debt of R$ 3,336.3 million.

The 20.9% reduction in VIVO’s gross debt in relation to 2Q06, amounting to R$ 980.7 million, is due to the financial flexibility and rationality, as a result of the corporate restructuring, which made possible the prepayment of  debts contracted through the use of cash from  companies with greater availability of funds.

Debt stabilitity due to cash generation

Although the company paid the TFF (Fistel Fee) in the amount of R$ 420 million in 2Q07, its net debt remained almost stable in relation to 1Q07 due to the generation of operating cash in this last quarter.

Loss of R$ 112.8 million in the quarter, showing a 77.1% reduction in comparison to the loss of R$ 493.1 million recorded in 2Q06.

Capital Market

The shares of Vivo Participações were traded in 100% of the trading floor sessions of the São Paulo Stock Exchange in this quarter, with the common shares having devaluated by 2.0% while the preferred shares appreciated by 34.5%. Vivo’s shares recorded 4.7% appreciation in the year-to-date figures for ON shares and 10.2% for PN shares.

Shareholding Structure and Capital Stock Composition

CAPITAL STOCK OF VIVO PARTICIPAÇÕES S.A. on June 30, 2007
Shareholders	Common Shares		Preferred Shares		TOTAL
Portelcom Participações S.A.	67,349,733	12.8%	1,843	0.0%	67,351,576	4.7%
BRASILCEL, N.V.	222,877,507	42.5%	364,350,055	39.7%	587,227,562	40.7%
SUDESTECEL Participações LTDA	88,255,178	16.8%	1,224,498	0.1%	89,479,676	6.2%
AVISTA Participações LTDA	9,630,458	1.8%	46,613,811	5.1%	56,244,269	3.9%
TBS Celular Participações LTDA	68,818,554	13.1%	1,165,797	0.1%	69,984,351	4.9%
TAGILO Participações LTDA	12,061,046	2.3%	22,625,728	2.5%	34,686,774	2.4%
Controlling Shareholder Group	468,992,476	89.3%	435,981,732	47.5%	904,974,208	62.8%
Treasury shares	0	0.0%	4,494,900	0.5%	4,494,900	0.3%
Others shareholders	55,939,189	10.7%	476,709,448	52.0%	532,648,637	36.9%
TOTAL	524,931,665	100.0%	917,186,080	100.0%	1,442,117,745	100.0%

Subsequent Event.

At a Meeting held on 07/11/2007, the Board of Directors made a resolution on the Second Renegotiation of Debentures of the 1st Issue of the Company, whose issuance terms were approved on 07.10.2003 and 08.14.2003 and on the first renegotiation on 07.08.2004, at the meetings of the Board of Directors of the Company, which renegotiation shall be under the following terms and conditions (the “Second Renegotiation”): (i) Third Interest-Bearing Period: 08/01/2007 until 08/01/2008, period in which the interest payment terms shall remain unchanged; (ii) Interest Payment: The interest payment related to the Renegotiation of the Debentures shall be equivalent to a percentage of the accrued average daily rates of the over extra group one-day Interfinancial Deposits – DI, expressed as a yearly percentage, based on two hundred and fifty-two (252) business days, calculated and disclosed by the Custody and Settlement Agency – CETIP, which percentage shall not exceed the maximum limit of one hundred and three per cent (103%); (iii) Periodicity of Interest Payment: The Payment of Interest on Debentures shall be effected semiannually, the first payment being due on February 01, 2008 and the last payment being due on the Maturity Date, that is, on August 01, 2008, and (iv) Guarantee: The guarantee granted upon the issuance of the Debentures shall remain unchanged for the New Interest-Bearing Period.

Quality and coverage improvement program

Better connection and coverage quality

VIVO has continued significantly expanding its coverage, increasing the number of municipalities served, in addition to enlarging and optimizing the 1xRTT coverage and installing the new GSM/EDGE network convertible into W-CDMA. Vivo Participações, through its wholly-owned subsidiary, Vivo S/A, the largest operator in Brazil, provides mobile telephone services in the states of São Paulo, Paraná, Santa Catarina, Rio de Janeiro, Espírito Santo, Bahia, Sergipe, Rio Grande do Sul, Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins and in the Federal District. Digital coverage is provided in 100% of the municipalities comprised in its service area, with more than 2,000 municipalities having 1xRTT coverage, of which 27 municipalities are provided with EV-DO service. The GSM/EDGE network is already present in 2,250 municipalities. Some states as São Paulo, Rio de Janeiro and Espírito Santo are already served by Vivo in 100% of their municipalities.

Nationwide coverage, a goal to be achieved.

The auction for 1.9 GHz frequencies conducted by Anatel places Vivo about to achieve one of its major goals: nationwide operation, reaching the state of Minas Gerais and other Northeast states in which it does not yet operate.

Main Prizes, Awards and Events

Vivo was granted the Top of Marketing 2007 prize from the ADVB. Once again, Vivo recorded an outstanding performance in the communication industry in Brazil, due to its innovating strategies, investments and results achieved from its brand repositioning campaign. The prize awarded by the ADVB (Brazilian Sales and Marketing Directors Association) is one of the most traditional and renowned prizes in the marketing industry in Brazil.

Vivo is Top of Mind among internet users. Vivo is the most recalled brand among the mobile telephone operators in Brazil, according to the Top of Mind Internet research. With 27% of the internet users’ votes, the company was ranked 8 percentile points ahead of its competitors. The research which prized the company was carried out by Instituto Datafolha by order of UOL internet portal, with more than 2,000 people, aged from 14 years old, who access internet at home at least four times a week.

Vivo Play is the largest digital music shop in the country. The digital music download service from Vivo cellular handsets, called Vivo Play, recorded 120 thousand files marketed monthly. This figure represents almost one platinum disk sold at every 30 days and consolidates the company as the largest digital music shop in Brazil. Vivo’s monthly figures are higher than those computed in internet portals and other digital media for purchase of music in Brazil.

Vivo participated in the Campaign which made the Christ Monument one of the wonders of the world . In order to stimulate voting in the contest that elected the seven new wonders of the world, Vivo waived charging of SMS messages from its customers who voted in our national symbol and made this conquest possible.

Social Responsibility

Being committed with the quality of its relationship with its several different publics, and above all the consumer respect, Vivo carries out several actions focused on social inclusion taking into consideration diversity that characterizes our customers and Brazilian society.

In last June, Vivo was awarded the Top Social 2007 prize from the ADVB for the Vivo Voluntary case, a program turned to social-educational inclusion of visually disable people.

An internal awareness campaign called “”Inclusão. Eu Vivo esta causa” (Inclusion. I live this cause) was launched in last April, with the purpose of assuming the cause of inclusion of visually disable people before all of its employees. Two weeks later, the second stage of the campaign was launched, at this time inviting the employees to take part in Vivo Voluntary Program, through the recently launched Vivo Voluntary Portal. The Portal gathers all employees from all the municipalities in which the company is operating.

Vivo created the Inclusive Solutions Program, which is designed to stimulate all the company’s areas to the benefit of disable people. The program has the specific purpose of making its products and services accessible. Examples of what has been already implemented: Summary of Services Rendered in Braille language to post-paid customers carrying visual disability, with information about the use of the services and the operator’s plans; free-of-charge questioning on balances of cellular phone bills through number *5005, in which a recorded message informs the prepaid customer carrying visual disability his/her current credit balance; TDD, an equipment which allows communication between a hearing disabled person and the call center assistant, already installed at locations of large circulation of people.

Upon the implementation of the GSM, Vivo is provided in its portfolio with technology to allow visually disable people to use cellular handsets. The currently available model is Nokia N73. Such handset is provided with an operating system that allows the installation of a software called Talks, which is marketed by its partner Laramara. The software is a screen reader which allows navigation in the handset menu to be heard by the user.

Environmental Responsibility

VIVO has sponsored the second stage of the Integrating Environment into Life Forum I, held by Institute AME of Rio Grande do Sul State, with proceeds from sales of site batteries, with the purpose of fostering environmental responsibility. The event was held this time in the City of Bagé, on May 04, at Instituto São Pedro, and was attended by 350 invited people, including teachers from the whole public school system, technicians, university students and other interested people.

“Recycling is protecting the environment”

VIVO participated in the II Week of Pedagogic Studies of Curitiba, sponsored by the Municipal Education Department, which is the most important qualification event directed to the local school network professionals. From May 16 to 18, 15 thousand teachers, pedagogues and school principals took part in several workshops, among which the Paraná State Forest Ecosystems Workshop, sponsored by Vivo and which is part of the Transforming Life with Art Project. The latter, on its turn, has already recorded a significant result in this first semester: more than 5,000 children assisted and 1,285 teachers, 3 qualification workshops, 1 exhibition, participation in 4 events reaching more than 5,000 people.

On May 25, the Environment Management restarted the Recycling Minds Project, with the Electromagnetic Emissions Lecture, which was held in Vitória, ES. These lectures aim at providing explanations to the company employees about the problems related to the effects of the transmissions of Radiobase Stations and cellular handsets on human health. A total of 32 lectures were held in 2005 and 2006 and they are estimated to be held in other regional locations throughout this year.

With the purpose of fostering environmental responsibility, Vivo sponsored the 3rd Edition of the Rio Environment Exhibit, which was held from May 30 to June 01 and has also demonstrated the Vivo’s Recycle your Cellular Handset Project, with a stand assembled in the event.

June 5 is the World Environment Day and, for such date, Vivo prepared a thematic recharge card about this theme, emphasizing that “Protecting the Environment is a responsibility signal”. In addition to the card, the Earth Letter was also prepared in Braille language and in audiobook and distributed to several institutions, as well as environmental hints were launched on the internet website, which work was performed in partnership with the corporate social responsibility area.

From June 11 to 15, the III Environment Week was held, under the theme “Cellular Phone and the Environment – connected forever”, which is a campaign that aims at making the company employees aware of the need to act towards the protection of the planet. The week included several activities in all the regional branches, such as the Attitude Tree, in which the employees wrote about conscious attitudes towards improvement of the environment where they live and for preparing Vivo’s Environmental Intentions Letter. An interactive panel with all the Cellular Cycle and the Awareness Corridor was made available, presenting the main basic principles of the Earth Letter as well as a poem which leaded us to reflect that we are just one species among so many others. Joint-effort teams were organized for tree planting purposes, as a result of which 570 scions were planted.

An outstanding part of the Waste Management Program is Vivo’s “Recycle your Cellular Handset” Project, through which handsets, accessories and cellular batteries are collected at Vivo’s owned stores in the capitals of the states of Rio de Janeiro and São Paulo and in the Federal District, and which is preparing an expansion in the 2nd semester of 2007 to other regional branches of the company.

CONSOLIDATED BALANCE SHEET - VIVO
R$ million
ASSETS	Jun 30. 07	Mar 31. 07	Δ%
Current Assets	5,323.3	5,580.4	-4.6%
Cash and banks	57.3	21.8	162.8%
Temporary cash investments	872.9	1,213.5	-28.1%
Net accounts receivable	1,911.5	1,874.5	2.0%
Inventory	316.8	262.5	20.7%
Prepayment to Suppliers	12.3	20.0	-38.5%
Deferred and recoverable taxes	1,641.7	1,613.4	1.8%
Derivatives transactions	2.5	2.2	13.6%
Prepaid Expenses	351.7	457.4	-23.1%
Other current assets	156.6	115.1	36.1%

Non- Current Assets	11,181.4	11,479.7	-2.6%
Long Term Assets:
Temporary cash investments	25.0	6.5	284.6%
Deferred and recoverable taxes	2,494.5	2,551.0	-2.2%
Derivatives transactions	1.7	0.3	466.7%
Prepaid Expenses	37.6	26.8	40.3%
Other long term assets	30.8	30.9	-0.3%
Investment	823.3	901.2	-8.6%
Plant, property and equipment	6,103.0	6,229.8	-2.0%
Net intangible assets	1,554.3	1,610.7	-3.5%
Deferred assets	111.2	122.5	-9.2%

Total Assets	16,504.7	17,060.1	-3.3%

LIABILITIES

Current Liabilities	5,085.2	5,264.0	-3.4%
Personnel, tax and benefits	136.8	143.1	-4.4%
Suppliers and Consignment	2,373.2	2,601.1	-8.8%
Taxes, fees and contributions	466.6	466.3	0.1%
Loans and financing	1,226.9	1,283.4	-4.4%
Interest on own capital and dividends	51.3	51.4	-0.2%
Contingencies provision	79.3	75.3	5.3%
Derivatives transactions	387.9	299.0	29.7%
Other current liabilities	363.2	344.4	5.5%

Non-Current Liabilities	3,171.6	3,440.7	-7.8%
Long Term Liabilities:
Taxes, fees and contributions	221.9	215.3	3.1%
Loans and financing	2,478.8	2,773.9	-10.6%
Contingencies provision	130.6	122.5	6.6%
Derivatives transactions	202.0	193.0	4.7%
Other long term liabilities	138.3	136.0	1.7%

Shareholder's Equity	8,247.5	8,355.0	-1.3%

Funds for capitalization	0.4	0.4	0.0%

Total Liabilities and Shareholder's Equity	16,504.7	17,060.1	-3.3%

CONSOLIDATED INCOME STATEMENTS - VIVO
	According to Corporate Law
						Accum
R$ million	2 Q 07	1 Q 07	Δ%	2 Q 06	Δ%	2007	2006	Δ%
Gross Revenues	4,310.1	3,964.3	8.7%	3,765.0	14.5%	8,274.4	7,382.0	12.1%
Gross service revenues	3,471.9	3,419.1	1.5%	2,955.9	17.5%	6,891.0	5,972.7	15.4%
Deductions – Taxes and others	(824.1)	(809.8)	1.8%	(771.8)	6.8%	(1,633.9)	(1,526.9)	7.0%
Gross handset revenues	838.2	545.2	53.7%	809.1	3.6%	1,383.4	1,409.3	-1.8%
Deductions – Taxes and others	(465.0)	(303.7)	53.1%	(394.9)	17.8%	(768.7)	(679.8)	13.1%

Net Revenues	3,021.0	2,850.8	6.0%	2,598.3	16.3%	5,871.8	5,175.3	13.5%
Net service revenues	2,647.8	2,609.3	1.5%	2,184.1	21.2%	5,257.1	4,445.8	18.2%
Subscription and Usage	1,260.1	1,223.5	3.0%	1,146.7	9.9%	2,483.6	2,323.3	6.9%
Network usage	1,186.8	1,184.6	0.2%	867.8	36.8%	2,371.4	1,797.8	31.9%
Other services	200.9	201.2	-0.1%	169.6	18.5%	402.1	324.7	23.8%
Net handset revenues	373.2	241.5	54.5%	414.2	-9.9%	614.7	729.5	-15.7%

Operating Costs	(2,386.8)	(2,093.8)	14.0%	(2,292.0)	4.1%	(4,480.6)	(4,151.9)	7.9%
Personnel	(165.0)	(173.7)	-5.0%	(155.3)	6.2%	(338.7)	(311.0)	8.9%
Cost of services rendered	(758.6)	(716.4)	5.9%	(418.2)	81.4%	(1,475.0)	(852.2)	73.1%
Leased lines	(58.3)	(53.7)	8.6%	(57.0)	2.3%	(112.0)	(116.4)	-3.8%
Interconnection	(388.1)	(365.0)	6.3%	(37.1)	946.1%	(753.1)	(77.0)	878.1%
Rent/Insurance/Condominium fees	(54.9)	(49.3)	11.4%	(51.7)	6.2%	(104.2)	(101.6)	2.6%
Fistel and other taxes and contributions	(120.0)	(126.9)	-5.4%	(132.1)	-9.2%	(246.9)	(268.2)	-7.9%
Third-party services	(116.3)	(97.3)	19.5%	(89.4)	30.1%	(213.6)	(182.9)	16.8%
Others	(21.0)	(24.2)	-13.2%	(50.9)	-58.7%	(45.2)	(106.1)	-57.4%
Cost of handsets	(548.5)	(351.5)	56.0%	(546.8)	0.3%	(900.0)	(979.4)	-8.1%
Selling expenses	(728.3)	(619.3)	17.6%	(1,002.4)	-27.3%	(1,347.6)	(1,713.7)	-21.4%
Provision for bad debt	(101.2)	(107.4)	-5.8%	(338.7)	-70.1%	(208.6)	(499.7)	-58.3%
Third-party services	(596.7)	(478.2)	24.8%	(622.8)	-4.2%	(1,074.9)	(1,139.4)	-5.7%
Others	(30.4)	(33.7)	-9.8%	(40.9)	-25.7%	(64.1)	(74.6)	-14.1%
General & administrative expenses	(161.6)	(145.8)	10.8%	(145.5)	11.1%	(307.4)	(274.5)	12.0%
Third-party services	(137.9)	(119.6)	15.3%	(113.8)	21.2%	(257.5)	(217.1)	18.6%
Others	(23.7)	(26.2)	-9.5%	(31.7)	-25.2%	(49.9)	(57.4)	-13.1%
Other operating revenue (expenses)	(24.8)	(87.1)	-71.5%	(23.8)	4.2%	(111.9)	(21.1)	430.3%
Operating revenue	80.0	64.4	24.2%	58.2	37.5%	144.4	130.6	10.6%
Operating expenses	(105.1)	(143.7)	-26.9%	(75.9)	38.5%	(248.8)	(143.1)	73.9%
Other operating revenue (expenses)	0.3	(7.8)	n.a.	(6.1)	n.a.	(7.5)	(8.6)	-12.8%

EBITDA	634.2	757.0	-16.2%	306.3	107.1%	1,391.2	1,023.4	35.9%
Margin %	21.0%	26.6%	-5.6 p.p.	11.8%	9.2 p.p.	23.7%	19.8%	3.9 p.p.

Depreciation and Amortization	(602.2)	(571.0)	5.5%	(606.2)	-0.7%	(1,173.2)	(1,197.9)	-2.1%

EBIT	32.0	186.0	-82.8%	(299.9)	n.a.	218.0	(174.5)	n.a.

Net Financial Income	(124.4)	(118.7)	4.8%	(213.6)	-41.8%	(243.1)	(399.8)	-39.2%
Financial Revenues	38.8	58.2	-33.3%	52.1	-25.5%	97.0	177.5	-45.4%
Other financial revenues	38.8	58.2	-33.3%	52.1	-25.5%	97.0	177.5	-45.4%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	0.0	n.a.	0.0	0.0	n.a.
Financial Expenses	(162.4)	(185.4)	-12.4%	(259.4)	-37.4%	(347.8)	(571.3)	-39.1%
Other financial expenses	(101.9)	(109.8)	-7.2%	(157.6)	-35.3%	(211.7)	(320.1)	-33.9%
Gains (Losses) with derivatives transactions	(60.5)	(75.6)	-20.0%	(101.8)	-40.6%	(136.1)	(251.2)	-45.8%
Exchange rate variation / Monetary variation	(0.8)	8.5	n.a.	(6.3)	-87.3%	7.7	(6.0)	n.a.
Non-operating revenue/expenses	(6.3)	(0.9)	n.a.	(1.8)	250.0%	(7.2)	(6.1)	18.0%
Taxes	(14.1)	(85.7)	-83.5%	22.2	n.a.	(99.8)	(84.0)	18.8%
Minority Interest	0.0	0.0	n.a.	0.0	n.a.	0.0	(8.0)	n.a.

Net Income	(112.8)	(19.3)	484.5%	(493.1)	-77.1%	(132.1)	(672.4)	-80.4%

CONFERENCE CALL – 2Q07

In Portuguese

Date: July 20, 2007 (Friday)
Time: 09:00 a.m. (Brasília time) and 08:00 a.m. (New York time)
Telephone number: (55 11) 2101-4848
Conference Call Code: VIVO
Webcast: www.vivo.com.br/ri

The conference call audio replay will be available at telephone number (55 11) 2101-4848 code: VIVO or in our website.

CONFERENCE CALL – 2Q07

In English

Date: July 09, 2007 (Friday)
Time: 11:30 a.m. (Brasília time) and 10:30 a.m. (New York time)
Telephone number: (+1 973) 935-8893
Conference Call Code: VIVO or 8987892
Webcast: www.vivo.com.br/ir

The conference call audio replay will be available at telephone number (+1 973) 341-3080 code: 8987892 or in our website.

VIVO – Investor Relations
Ernesto Gardelliano Carlos Raimar Schoeninger Janaina São Felicio

          Av Chucri Zaidan, 860 – Morumbi – SP – 04583-110

Telefone: +55 11 7420-1172 Email: ir@vivo.com.br Information available in the website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.
Current Capital (Short-term capital) = Current assets – Current liabilities.
Working capital = Current Capital – Net Debt.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
EBITDA Margin = EBITDA / Net Operating Revenue.
PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.
GSM – (Global System for Mobile) – an open digital cellular technology used for transmitting mobile voice and data services. It is a circuit witched system that divides each channel into time-slots.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outbound minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
VC – Communication values per minute.
VC1 – Communication values for calls in the same area of the subscriber.
VC2 – Communication values for Calls posted outside the area code and inside the State.
VC3 – Communication values for Calls outside the State.
VU-M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).
Partial Bill & Keep – system of collection for use of local network between SMP operators which occurs only when traffic between them exceeds 55%, which impacts over revenue and interconnection cost, which ceased to be charged as from July 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.